UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 8, 2024 (February 2, 2024)

Armada Acquisition Corp. I

(Exact name of Registrant as specified in its charter)

Delaware	001-40742	85-3810850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1760 Market Street, Suite 602

Philadelphia, PA 19103

(Address of principal executive offices)

(215) 543-6886

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of common stock, $0.0001 par value, and one-half of one redeemable warrant	AACI U	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	AACI	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock for $11.50 per share	AACI W	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Armada Acquisition Corp. I, a Delaware corporation (“Armada”), previously announced that it entered into Standby Equity Purchase Agreement (the “Purchase Agreement”), dated as of February 23, 2023, with Rezolve Limited, a private limited company registered under the laws of England and Wales, and YA II PN, Ltd., a Cayman Islands exempted company (“YA”) in connection with the business combination agreement, dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023 (and as may be further amended from time to time, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination), by and among Armada, Rezolve Limited, Rezolve AI Limited, a private limited company registered under the laws of England and Wales (“Rezolve”) and Rezolve Merger Sub, Inc., a Delaware corporation.

On February 2, 2024, Armada, Rezolve Limited, Rezolve and YA amended and restated the Purchase Agreement, (the “Amended and Restated Purchase Agreement”) to, among other things, incorporate a prepaid advance arrangement, whereby YA committed to provide Rezolve Limited with a prepaid advance in an original principal amount of $2,500,000(the “Prepaid Advance”). Upon execution of the Amended and Restated Purchase Agreement, $2,000,000 of the Prepaid Advance was funded to Rezolve Limited.

The Amended and Restated Purchase Agreement replaces the Purchase Agreement in its entirety. Other than making appropriate disclosure of the Amended and Restated Purchase Agreement under the federal securities laws, Armada has no obligations under the Amended and Restated Purchase Agreement.

The foregoing description of the Amended and Restated Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Purchase Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

Important Information About the Proposed Transaction and Where to Find It

This Current Report relates to the proposed business combination involving Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub. In connection with the proposed business combination, on June 16, 2023, Rezolve filed with the SEC a Registration Statement on Form F-4 (File No. 333-272751) (as may be amended from time to time, the “Registration Statement”), including a preliminary proxy statement of Armada and a preliminary prospectus of Rezolve relating to the securities to be issued in connection with the proposed business combination. The Registration Statement is subject to SEC review and further revision and is not yet effective. This filing is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that Rezolve or Armada has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This filing does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, ARMADA’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY ARMADA OR REZOLVE WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to stockholders of Armada as of a record date to be established for voting on the proposed business combination. Additionally, Armada and Rezolve will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, Armada’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, and other documents filed by Armada with the SEC, without charge, by directing a request to Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886.

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act and Section 21E of the Exchange Act. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed business combination and related transactions, including, without limitation, the Pre-Closing Demerger. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Armada, Rezolve Limited, Rezolve or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Armada or shareholders of Rezolve Limited or Rezolve, to receive regulatory approvals or to satisfy other conditions to closing of the transactions contemplated under and in connection with the Business Combination Agreement, including, without limitation, with respect to the Pre-Closing Demerger; (4) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations of Armada, Rezolve Limited or Rezolve as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (9) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve Limited or Rezolve operate, and other factors beyond their control, such as inflation or rising interest rates; (10) the possibility that Armada, Rezolve Limited, Rezolve or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the ability of existing investors to redeem and the level of redemptions; and (12) additional risks, including those to be included under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Armada’s Annual Report on Form 10-K for the year ended September 30, 2023. If any of these risks materialize or Armada’s, Rezolve Limited’s or Rezolve’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Armada, Rezolve Limited or Rezolve presently know or that Armada, Rezolve Limited and Rezolve currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Armada’s, Rezolve Limited’s and/or Rezolve’s expectations, plans or forecasts of future events and views as of the date of this filing. Armada, Rezolve Limited and Rezolve anticipate that subsequent events and developments will cause Armada, Rezolve Limited’s and Rezolve’s assessments to change. However, while Armada, Rezolve Limited and Rezolve may elect to update these forward-looking statements at some point in the future, each of Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Armada’s, Rezolve Limited’s and Rezolve’s assessments as of any date subsequent to the date of this filing. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada, Rezolve Limited or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Rezolve Limited, Rezolve, Rezolve Merger Sub and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Armada’s stockholders in connection with the proposed business combination. Information about the directors and executive officers of Armada may be obtained in the Registration Statement, Armada’s filings with the SEC, including Armada’s initial public offering prospectus, which was filed with the SEC on August 16, 2021, and Armada’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q, all of which is available free of charge at the SEC’s website at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Amended and Restated Standby Equity Purchase Agreement, dated as of February 2, 2024, by and among Armada Acquisition Corp. I, Rezolve Limited, Rezolve AI Limited and YA II PN, Ltd.

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 8, 2024

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer and Chairman

Exhibit 2.1

AMENDED AND RESTATED STANDBY EQUITY PURCHASE AGREEMENT

THIS AMENDED AND RESTATED STANDBY EQUITY PURCHASE AGREEMENT (this “Agreement”) dated as of February 2, 2024 is made by and between YA II PN, LTD., a Cayman Islands exempted company (the “Investor”), ARMADA ACQUISITION CORP. I, a Delaware corporation (“Armada”), REZOLVE LIMITED, a company incorporated in England and Wales with registered number 09773823 (the “Original Company”), and REZOLVE AI LIMITED, a company incorporated in England and Wales with registered number 14573691 (the “Company”). The Investor, Armada, the Original Company, and the Company may be referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Investor, Armada and the Original Company entered into that certain Standby Equity Purchase Agreement on February 23, 2023 (the “SEPA Agreement”), pursuant to which the Original Company, upon the closing of the Business Combination (as defined below) shall have the right to issue and sell to the Investor, from time to time as provided therein, and the Investor shall purchase from the Company, up to $250 million of ordinary shares of the Company (the “Common Shares”);

WHEREAS, prior to closing of the Business Combination, the Original Company, the Company and the shareholders of the Original Company (the “Original Company Shareholders”) are to enter into a demerger support agreement pursuant to which, among other things, all of the business and assets of the Original Company except for certain shares in the following entities, namely Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets are to be transferred to the Company in exchange for the issue of shares of the same classes in the Company for distribution amongst the Original Company Shareholders in proportion to their holdings of shares in the Original Company of each class (the “Pre-Closing Demerger”). The closing of the Business Combination is conditional upon closing of the Pre-Closing Demerger;

WHEREAS, upon the closing of the Pre-Closing Demerger, the Parties desire to substitute the Company in place of the Original Company for the purposes of the SEPA Agreement (as amended and restated from time to time);

WHEREAS, in addition to the commitment to purchase shares under the SEPA Agreement, the Parties now desire to incorporate a prepaid advance arrangement, whereby the Investor shall commit to provide the Original Company with a prepaid advance in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000), which shall be funded to the Original Company upon execution of this Agreement;

WHEREAS, the parties desire to amend and restate the SEPA Agreement as set forth herein to reflect the addition of the prepaid advance in the original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000);

WHEREAS, upon the closing of the Business Combination, the Common Shares will be listed for trading on the Nasdaq Stock Market or another nationally recognized stock exchange;

WHEREAS, the offer and sale of the Common Shares issuable hereunder will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder;

WHEREAS, the Parties are concurrently entering into a Registration Rights Agreement in the form attached as Exhibit D hereto (the “Registration Rights Agreement”), pursuant to which the Company shall register the resale of the Registrable Securities (as defined in the Registration Rights Agreement), upon the terms and subject to the conditions set forth therein.

WHEREAS, certain Subsidiaries of the Company are concurrently entering into a Global Guaranty Agreement in the form attached as Exhibit E hereto (the “Global Guaranty Agreement”), pursuant to which the Subsidiaries party thereto shall guaranty all of the Company’s obligations under the Agreement, the Promissory Note issued hereunder, and all other instruments, agreements or other items executed or delivered.

WHEREAS, the Investor is concurrently entering into an Intercreditor Agreement with Apeiron Investment Group Ltd in the form attached as Exhibit F hereto (the “Intercreditor Agreement”), under which the Promissory Note (as defined below) shall have certain rights and obligations pursuant to the terms and subject to the conditions set forth therein.

NOW, THEREFORE, the Parties hereto agree as follows:

Article I. Certain Definitions

“Additional Shares” shall have the meaning set forth in Section 3.01(e)(ii).

“Adjusted Advance Amount” shall have the meaning set forth in Section 3.01(e)(i).

“Advance” shall mean any issuance and sale of Advance Shares by the Company to the Investor pursuant to Article III hereof.

“Advance Date” shall mean the 1st Trading Day after expiration of the applicable Pricing Period for each Advance.

“Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth a number of Advance Shares that the Company desires to issue and sell to the Investor.

“Advance Notice Date” shall mean each date the Company is deemed to have delivered (in accordance with Section 3.01(b) of this Agreement) an Advance Notice to the Investor, subject to the terms of this Agreement.

“Advance Shares” shall mean the Common Shares that the Company shall issue and sell to the Investor pursuant to the terms of this Agreement.

“Affiliate” shall have the meaning set forth in Section 4.07.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Applicable Laws” shall mean all applicable laws, statutes, rules, regulations, orders, executive orders, directives, policies, guidelines and codes having the force of law, whether local, national, or international, as amended from time to time, including without limitation (i) all applicable laws that relate to money laundering, terrorist financing, financial record keeping and reporting, (ii) all applicable laws that relate to anti-bribery, anti-corruption, books and records and internal controls, including the United States Foreign Corrupt Practices Act of 1977, and (iii) any Sanctions laws.

“Black Out Period” shall have the meaning set forth in Section 1.01.

“Business Combination” shall mean the transactions contemplated by the Business Combination Agreement, dated December 17, 2021, as amended on 10 November 2022 and further amended and restated on 16 June 2023 (the “Business Combination Agreement” or “BCA”)), by and among the Company, Armada, the Original Company, Rezolve Group Limited, a company incorporated in the Cayman Islands, and Rezolve Merger Sub, Inc. a Delaware corporation, as amended.

“Closing” shall have the meaning set forth in Section 2.02.

“Commitment Amount” shall mean $250,000,000 of Common Shares.

“Commitment Period” shall mean the period commencing on the Effective Date and expiring upon the date of termination of this Agreement in accordance with Section 11.01.

“Common Shares” shall have the meaning set forth in the recitals of this Agreement.

Common Share Equivalents” shall mean any securities of the Company or its Subsidiaries which entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Company” shall have the meaning set forth in the preamble of this Agreement.

“Company Indemnitees” shall have the meaning set forth in Section 7.02.

“Condition Satisfaction Date” shall have the meaning set forth in Section 1.01.

“Daily Traded Amount” shall mean the daily trading volume of the Company’s Common Shares on the Principal Market during regular trading hours as reported by Bloomberg L.P.

“Effective Date” shall mean the 6th Trading Day following the date of closing of the Business Combination.

“Environmental Laws” shall have the meaning set forth in Section 5.16.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Cap” shall have the meaning set forth in Section 3.01(d)(iii).

“Excluded Day” shall have the meaning set forth in Section 3.01(e)(i).

“Global Guaranty Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Hazardous Materials” shall have the meaning set forth in Section 5.16.

“Indemnified Liabilities” shall have the meaning set forth in Section 7.01.

“Intercreditor Agreement” shall have the meaning set forth in the recitals of this Agreement.

“Investor” shall have the meaning set forth in the preamble of this Agreement.

“Investor Indemnitees” shall have the meaning set forth in Section 7.01.

“Investor Notice” shall mean a written notice to the Company in the form set forth herein as Exhibit C attached hereto.

“Listing” shall have the meaning set forth in Section 4.10.

“Market Price” shall mean the lowest of the daily VWAPs of the Common Shares during the relevant Pricing Period, other than the daily VWAP on any Excluded Days.

“Material Adverse Effect” shall mean any event, occurrence or condition that has had or would reasonably be expected to have (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.

“Material Outside Event” shall have the meaning set forth in Section 8.08.

“Maximum Advance Amount” in respect of each Advance Notice means the greater of: (i) an amount equal to 100% of the average of the Daily Traded Amount of Common Shares on the Company’s Principal Market during the three consecutive Trading Days immediately preceding an Advance Notice, or (ii) 2,000,000 Common Shares (being such number of shares after any Pre-closing Reorganization).

“Minimum Acceptable Price” or “MAP” shall mean the minimum price notified by the Company to the Investor in each Advance Notice, if applicable.

“OFAC” shall have the meaning set forth in Section 5.33.

“Original Company” shall have the meaning set forth in the preamble of this Agreement.

“Original Issue Discount” shall have the meaning set forth in Section 2.02.

“Ownership Limitation” shall have the meaning set forth in Section 3.01(d)(i).

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Demerger” shall have the meaning set forth in the preamble of this Agreement.

“Pre-closing Reorganization” means a reorganization of the share capital of the Company on or prior to closing of the BCA (including in connection with the Pre-Closing Demerger).

“Plan of Distribution” shall mean the section of a Registration Statement disclosing the plan of distribution of the Shares.

“Pricing Period” shall mean the three (3) consecutive Trading Days commencing on the Advance Notice Date.

“Principal Market” shall mean the Nasdaq Stock Market; provided however, that in the event the Company’s Common Shares are ever listed or traded on the New York Stock Exchange, or the NYSE American, then the “Principal Market” shall mean such other market or exchange on which the Company’s Common Shares are then listed or traded to the extent such other market or exchange is the principal trading market or exchange for the Common Shares.

“Promissory Note” shall have the meaning set forth in Section 2.01.

“Prospectus” shall mean any prospectus (including, without limitation, all amendments and supplements thereto) used by the Company in connection with a Registration Statement.

“Prospectus Supplement” shall mean any prospectus supplement to a Prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, including, without limitation, any prospectus supplement to be filed in accordance with Section 7.01(d) hereof.

“Purchase Price” shall mean the price per Advance Share obtained by multiplying the Market Price by 97%.

“Registration Rights Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Registrable Securities” shall have the meaning set forth in the Registration Rights Agreement.

“Registration Limitation” shall have the meaning set forth in Section 3.01(d)(ii).

“Registration Statement” shall mean a registration statement on Form F-1, Form F-3 or such other form promulgated by the SEC for which the Company then qualifies and which counsel for the Company shall deem appropriate, and which form shall be available for the registration of the resale by the Investor of the Registrable Securities under the Securities Act, which registration statement provides for the resale from time to time of the Shares as provided herein.

“Regulation D” shall mean the provisions of Regulation D promulgated under the Securities Act.

“Sanctions” shall have the meaning set forth in Section 5.33.

“Sanctioned Countries” shall have the meaning set forth in Section 5.33.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“SEC Documents” shall have the meaning set forth in Section 5.07.

“Secured Debenture” shall have the meaning set forth in Section 2.03.

“Securities Act” shall have the meaning set forth in the recitals of this Agreement.

“Settlement Document” shall have the meaning set forth in Section 3.02(a).

“Shares” shall mean the Common Shares to be issued from time to time hereunder pursuant to an Advance.

“Subsidiaries” shall mean any Person in which the Company, directly or indirectly, (x) owns a majority of the outstanding capital stock or holds a majority of the equity or similar interest of such Person or (y) controls or operates all or substantially all of the business, operations or administration of such Person, and the foregoing are collectively referred to herein as “Subsidiaries.”

“Trading Day” shall mean any day during which the Principal Market shall be open for business.

“Transaction Documents” shall have the meaning set forth in Section 5.03.

“Trigger Event” shall have the meaning set forth in the Promissory Note.

“Variable Rate Transaction” shall mean a transaction in which the Company (i) issues or sells any Common Shares or Common Share Equivalents that are convertible into, exchangeable or exercisable for, or include the right to receive additional Common Shares either (A) at a conversion price, exercise price, exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of Common Shares or Common Share Equivalents, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such equity or debt security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares (including, without limitation, any “full ratchet,” “share ratchet,” “price ratchet,” or “weighted average” anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), (ii) enters into, or effects a transaction under, any agreement, including but not limited to an “equity line of credit” or other continuous offering or similar offering of Common Shares or Common Share Equivalents, (iii) issues or sells any Common Shares or Common Share Equivalents (or any combination thereof) at an implied discount (taking into account all the securities issuable in such offering) to the market price of the Common Shares at the time of the offering in excess of 30% or (iv) enters into or effects any forward purchase agreement, equity pre-paid forward transaction or other similar offering of securities where the purchaser of securities of the Company receives an upfront or periodic payment of all, or a portion of, the value of the securities so purchased, and the Company receives proceeds from such purchaser based on a price or value that varies with the trading prices of the Common Shares.

“VWAP” shall mean for any Trading Day, the daily volume weighted average price of the Common Shares for such Trading Day on the Principal Market during regular trading hours as reported by Bloomberg L.P.

Article II. Pre-Paid Advances

Section 2.01 Pre-Paid Advance. Subject to the satisfaction of the conditions set forth in Annex I attached hereto, the Investor shall advance to the Original Company the principal amount of $2,500,000 (the “Pre-Paid Advance”), which shall be evidenced by a convertible promissory note in the form attached hereto as Exhibit G (the “Promissory Note”). The Pre-Paid Advance shall be in an amount of $2,500,000 and advanced upon the execution of this Agreement (the “Pre-Paid Advance Closing”), subject, however, to the Original Issue Discount as described below.

Section 2.02 Pre-Paid Advance Closing. The Pre-Paid Advance Closing shall occur remotely by conference call and electronic delivery of documentation. The Pre-Paid Advance Closing shall take place on the execution date of this Agreement (or such other date as mutually agreed upon by the Parties hereto), provided that the conditions set forth on Annex I have been satisfied. At the Pre-Advance Closing, the Investor shall advance to the Original Company the principal amount of the Pre-Paid Advance, less a discount in the amount equal to 20% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”), in immediately available funds to an account designated by the Original Company in writing, and the Original Company shall deliver the Promissory Note with a principal amount equal to the full amount of the Pre-Paid Advance, duly executed on behalf of the Original Company. The Original Company acknowledges that the Original Issue Discount shall not be funded but shall be deemed to be fully earned on the closing of the Pre-Paid Advance and shall not reduce the principal outstanding under the Pre-Paid Advance. For the avoidance of doubt, the rights and obligations under this Agreement, the Promissory Note and other Transaction Documents (as applicable) shall be novated to the Company immediately upon consummation of the Pre-Closing Demerger (and thereafter all references therein to the Original Company shall be read as the Company, so far as the context requires).

Section 2.03 Security; Intercreditor Agreement. The Original Company’s obligations under a debenture dated as of December 16, 2021, by and between the Original Company and Apeiron Investment Group Ltd. (“Apeiron”), as amended (the a debenture dated as of November 21, 2022, by and between Apeiron and the Original Company are further secured by a first lien on all of the assets owned by the Original Company, as provided in that debenture dated as of May 23, 2023, by and among the Original Company, GLAS Trust Corporation Limited (as security agent) and the other parties thereto. Simultaneously with the execution of this Agreement, the Investor shall enter into an Intercreditor Agreement in the form attached as Exhibit F hereto, under which the Promissory Note shall have certain rights and obligations pursuant to which, among other things, the Investor shall share recoveries enforced under the aforementioned debentures. For the avoidance of doubt, the security granted under the aforementioned debentures shall automatically cease upon closing of the Business Combination Agreement.

Article III. Advances

Section 3.01 Advances; Mechanics. Upon the terms and subject to the conditions of this Agreement, during the Commitment Period, (i) the Company, at its sole discretion, shall have the right, but not the obligation, to issue and sell to the Investor, and the Investor shall subscribe for and purchase from the Company, Advance Shares by the delivery to the Investor of Advance Notices, provided (x) no balance is outstanding under the Promissory Note, or, (y) if there is a balance outstanding under the Promissory Note, a Trigger Event has occurred in accordance with Section 3.01(a)(iii) hereof, and (ii) for so long as there is a balance outstanding under the Promissory Note, the Investor, at its sole discretion shall have the right, but not the obligation, by the delivery to the Company of Investor Notices, to cause an Advance Notice to be deemed delivered to the Investor and the issuance and sale of Common Shares to the Investor pursuant to an Advance as set out in Section 3.01(b), on the following terms:

(a)

Advance Notice. At any time during the Commitment Period the Company may require the Investor to purchase Shares by delivering an Advance Notice to the Investor, subject to the satisfaction or waiver by the Investor of the conditions set forth in Annex II, and in accordance with the following provisions:

(i)

The Company shall, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount, it desires to issue and sell to the Investor in each Advance Notice and the time it desires to deliver each Advance Notice.

(ii)	There shall be no mandatory minimum Advances and no non-usages fee for not utilizing the Commitment Amount or any part thereof.

(iii)

For so long as any amount remains outstanding under a Promissory Note, without the prior written consent of the Investor, (A) the Company may only (other than with respect to a deemed Advance Notice pursuant to an Investor Notice) submit an Advance Notice if a Trigger Event has occurred and the obligation of the Company to make monthly prepayments under the Promissory Note has not ceased, and (B) the Investor shall pay the aggregate purchase price owed to the Company from such Advances (“Advance Proceeds”) by offsetting the amount of the Advance Proceeds against an equal amount outstanding under the Promissory Note (first towards accrued and unpaid interest, and then towards outstanding principal and the corresponding payment premium (as set forth in the Promissory Note) in respect of such principal amount, if applicable).

(iv)

For so long as any amount remains outstanding under the Commitment Fee, without the prior written consent of the Investor, the Investor shall reduce by half any Advance Proceeds due to the Company by offsetting such amount against the current outstanding amount of the Commitment Fee.

(b)

Investor Notice. At any time during the Commitment Period, provided that there is an outstanding balance under a Promissory Note, the Investor may, by delivering an Investor Notice to the Company, cause an Advance Notice to be deemed delivered to the Investor and the issuance and sale of Shares to the Investor pursuant to an Advance, in accordance with the following provisions:

(i)

The Investor shall, in its sole discretion, select the amount of the Advance up to the Maximum Advance Amount, and the time it desires to deliver each Investor Notice; provided, that the amount of the Advance selected shall not exceed the balance owed under all Promissory Notes outstanding on the date of delivery of the Investor Notice.

(ii)

The Purchase Price of the Shares in respect of any Advance Notice deemed delivered pursuant to an Investor Notice shall be equal to the Conversion Price (as defined in the Promissory Note) in effect on the date of delivery of the Investor Notice. The Investor shall pay the Purchase Price for the Shares to be issued pursuant to the Investor Notice by offsetting the amount of the Purchase Price to be paid by the Investor against an equal amount outstanding under a Promissory Note (first towards accrued and unpaid interest, if any, then towards principal).

(iii)

Each Investor Notice shall set forth the amount of the Advance requested, the Purchase Price (which shall be equal to the Conversions Price) along with a report by Bloomberg, L.P. indicating the relevant VWAP used in calculating the Conversion Price, the number of Shares to be issued by the Company and purchased by the Investor, the aggregate amount of accrued and unpaid interest of the Promissory Note (if any) that shall be offset by the issuance of Shares, the aggregate amount of principal of the Promissory Note that shall be offset by the issuance of Shares, and the total amount of the Promissory Note that shall be outstanding following the closing of the Advance, and each Investor Notice shall serve as the Settlement Document in respect of such Advance.

(iv)

Upon the delivery of an Investor Notice, a corresponding Advance Notice shall simultaneously and automatically be deemed to have been delivered by the Company to the Investor requesting the amount of the Advance set forth in the Investor Notice, and any conditions precedent to such Advance Notice under the terms of this Agreement that have not been satisfied shall be deemed to have been waived by the Investor.

(c)

Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A attached hereto. An Advance Notice shall be deemed delivered on (i) the day it is received by the Investor if such notice is received by email at or before 8:30 a.m. Eastern Time (or later if waived by the Investor in its sole discretion), or (ii) the immediately succeeding day if it is received by email after 8:30 a.m. Eastern Time. An Advance Notice deemed delivered pursuant to an Investor Notice shall be deemed delivered on the same date upon which the Investor Notice is received by the Company.

(d)

Advance Limitations. Regardless of the number of Advance Shares requested by the Company in an Advance Notice, including an Advance Notice deemed delivered pursuant to an Investor Notice, the final number of Shares to be issued and sold pursuant to an Advance Notice shall be reduced (if at all) in accordance with each of the following limitations:

(i)

Ownership Limitation; Commitment Amount. Notwithstanding anything to the contrary contained in this Agreement, the Investor shall not be obligated to purchase or acquire, and shall not purchase or acquire, any Common Shares under this Agreement which, when aggregated with all other Common Shares beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of Common Shares (the “Ownership Limitation”). Upon the written request of the Investor, the Company shall promptly (but no later than the next business day on which the transfer agent for the Common Shares is open for business) confirm orally or in writing to the Investor the number of Common Shares then outstanding. In connection with each Advance Notice delivered by the Company, any portion of the Advance that would (i) cause the Investor to exceed the Ownership Limitation or (ii) cause the aggregate number of Shares issued and sold to the Investor hereunder to exceed the Commitment Amount shall automatically be withdrawn with no further action required by the Company, and such Advance Notice shall be deemed automatically modified to reduce the number of Advance Shares requested by an amount equal to such withdrawn portion; provided that in the event of any such automatic withdrawal and automatic modification, the Investor will promptly notify the Company of such event.

(ii)

Registration Limitation. In no event shall an Advance exceed the amount registered under the Registration Statement then in effect (the “Registration Limitation”). In connection with each Advance Notice, any portion of an Advance that would exceed the Registration Limitation shall automatically be withdrawn with no further action required by the Company and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion in respect of each Advance Notice; provided that in the event of any such automatic withdrawal and automatic modification, Investor will promptly notify the Company of such event.

(iii)

Exchange Cap. Notwithstanding anything to contrary herein, the Company shall not affect any sales under this Agreement and the Investor shall not have the obligation to purchase Common Shares under this Agreement to the extent (but only to the extent) that after giving effect to such purchase and sale the aggregate number of Common Shares issued under this Agreement would exceed 19.9% of the outstanding Common Shares as of the date of this Agreement (the “Exchange Cap”) provided further that, the Exchange Cap will not apply if (a) the Company’s stockholders have approved issuances in excess of the Exchange Cap in accordance with the rules of the Principal Market, (b) the Company is permitted to follow its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635, and has made such election to follow home country practice in accordance with the Nasdaq Rules, or (c) the average price of all applicable sales of Ordinary Shares hereunder (including any sales covered by an Advance Notice that has been delivered prior to the determination of whether this clause (c) applies) equals or exceeds the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the Effective Date; or (ii) the average Nasdaq Official Closing Price for the five Trading Days immediately preceding the Effective Date. In connection with each Advance Notice, any portion of an Advance that would exceed the Exchange Cap shall automatically be withdrawn with no further action required by the Company and such Advance Notice shall be deemed automatically modified to reduce the aggregate amount of the requested Advance by an amount equal to such withdrawn portion in respect of each Advance Notice.

(e)	Minimum Acceptable Price.

(i)

With respect to each Advance Notice, the Company may notify the Investor of the MAP with respect to such Advance by indicating a MAP on such Advance Notice. If no MAP is specified in an Advance Notice, then no MAP shall be in effect in connection with such Advance. Each Trading Day during a Pricing Period for which (A) with respect to each Advance Notice with a MAP, the VWAP of the Common Shares is below the MAP in effect with respect to such Advance Notice, or (B) there is no VWAP (each such day, an “Excluded Day”), shall result in an automatic reduction to the number of Advance Shares set forth in such Advance Notice by one-third (the resulting amount of each Advance being the “Adjusted Advance Amount”), and each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price.

(ii)

In the event that there is a MAP in effect with respect to an Advance Notice and there is an Excluded Day, the total Advance Shares in respect of each Advance (after reductions have been made to arrive at the Adjusted Advance Amount, if any) shall be automatically increased by such number of Common Shares (the “Additional Shares”) equal to the number of Common Shares sold by the Investor on such Excluded Day, if any, and the price paid per share for each Additional Share shall be equal to the MAP in effect with respect to such Advance Notice multiplied by 97%, provided that this increase shall not cause the total Advance Shares to exceed the amount set forth in the original Advance Notice or any limitations set forth in Section 3.01(d).

(f)

Unconditional Contract. Notwithstanding any other provision in this Agreement, the Company and the Investor acknowledge and agree that upon the Investor’s receipt of a valid Advance Notice the parties shall be deemed to have entered into an unconditional contract binding on both parties for the purchase and sale of Advance Shares pursuant to such Advance Notice in accordance with the terms of this Agreement and (i) subject to Applicable Laws and (ii) subject to Section 7.18 (Selling Restrictions), the Investor may sell Common Shares during the Pricing Period that that Investor is unconditionally obligated to purchase under a pending Advance Notice but has not yet received from the Company or the transfer agent pursuant to this Agreement.

Section 3.02 Closings. The closing of each Advance and each sale and purchase of Advance Shares (whether pursuant to an Advance Notice delivered by the Company or in connection with an Advance Notice deemed delivered by the Company in connection with an Investor Notice, each, a “Closing”) shall take place as soon as practicable on or after each applicable Advance Date in accordance with the procedures set forth below. The parties acknowledge that, other than in connection with an Investor Notice, the Purchase Price is not known at the time the Advance Notice is delivered (at which time the Investor is irrevocably bound) but shall be determined on each Closing based on the daily prices of the Common Shares that are the inputs to the determination of the Purchase Price as set forth further below. In connection with each Closing, the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)

On each Advance Date, the Investor shall deliver to the Company a written document, in the form attached hereto as Exhibit B (each a “Settlement Document”), setting forth the final number of Shares to be issued to and purchased by the Investor (taking into account any adjustments pursuant to Section 3.01), the Market Price, the Purchase Price, the

aggregate proceeds to be paid by the Investor to the Company, and a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period or period for determining the Conversion Price (or, if not reported on Bloomberg, L.P., another reporting service reasonably agreed to by the parties), in each case in accordance with the terms and conditions of this Agreement.

(b)

Promptly after receipt of the Settlement Document with respect to each Advance (and, in any event, not later than one Trading Day after such receipt), the Company will allot and will, or will cause its transfer agent to, electronically issue such number of Advance Shares to be purchased by the Investor (as set forth in the Settlement Document) by crediting the Investor’s account or its designee’s account at the Depository Trust Company through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, and transmit notification to the Investor that such share transfer has been requested. Promptly upon receipt of such notification, the Investor shall pay to the Company the aggregate purchase price of the Shares (as set forth in the Settlement Document) either (i) in the case of an Advance Notice submitted other than after the occurrence of a Trigger Event, in cash in immediately available funds to an account designated by the Company in writing and transmit notification to the Company that such funds transfer has been requested, or (ii) in the case of an Investor Notice or an Advance Notice submitted after the occurrence of a Trigger Event, as an offset of amounts owed under the Promissory Note as described in Section 3.01(b)(iii). No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares. To facilitate the transfer of the Common Shares by the Investor, the Common Shares will not bear any restrictive legends so long as there is an effective Registration Statement covering the resale of such Common Shares (it being understood and agreed by the Investor that notwithstanding the lack of restrictive legends, the Investor may only sell such Common Shares pursuant to the Plan of Distribution set forth in the Prospectus included in the Registration Statement and otherwise in compliance with the requirements of the Securities Act (including any applicable prospectus delivery requirements) or pursuant to an available exemption).

(c)

On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings expressly required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

(d)

Notwithstanding anything to the contrary in this Agreement, other than in respect of Advance Notices deemed to be given pursuant to Investor Notices, if on any day during the Pricing Period (i) the Company notifies Investor that a Material Outside Event has occurred, or (ii) the Company notifies the Investor of a Black Out Period, the parties agree that the pending Advance shall end and the final number of Advance Shares to be purchased by the Investor at the Closing for such Advance shall be equal to the number of Common Shares sold by the Investor during the applicable Pricing Period prior to the notification from the Company of a Material Outside Event or Black Out Period.

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Section 3.03 Hardship.

(a)

In the event the Investor sells Common Shares after receipt, or deemed receipt, of an Advance Notice and the Company fails to perform its obligations as mandated in this Agreement, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article VII hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to Applicable Laws and other rules of the Principal Market), without the posting of a bond or other security, the terms and provisions of this Agreement.

(b)

In the event the Company provides an Advance Notice and the Investor fails to perform its obligations as mandated in Section 3.02, the Investor agrees that in addition to and in no way limiting the rights and obligations set forth in Article VII hereto and in addition to any other remedy to which the Company is entitled at law or in equity, including, without limitation, specific performance, it will hold the Company harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Investor and acknowledges that irreparable damage may occur in the event of any such default. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce (subject to the Securities Act and other rules of the Principal Market), without the posting of a bond or other security, the terms and provisions of this Agreement.

Section 3.04 Completion of Resale Pursuant to the Registration Statement. After the Investor has (x) purchased the full Commitment Amount and has completed the subsequent resale of the full Commitment Amount pursuant to the Registration Statement, and (y) the entirety of the Pre-Paid Advance has been paid back in full, the Investor will notify the Company that all subsequent resales are completed and the Company will be under no further obligation to maintain the effectiveness of the Registration Statement.

Article IV. Representations and Warranties of Investor

The Investor represents and warrants to the Original Company, as of the date hereof, as of each Advance Notice Date and each Advance Date in the period prior to completion of the Pre-Closing Demerger (and thereafter shall give the same representation and warranties to the Company on each Advance Notice Date and each Advance Date in the period prior to completion of the Pre-Closing Demerger) that:

Section 4.01 Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority to enter into and perform its obligations under the Transaction Documents to which it is a party and this Agreement and to purchase or acquire Shares in accordance with the terms hereof. The decision to invest and the execution and delivery of the Transaction Documents to which it is a party and this Agreement by the Investor, the performance by the Investor of its obligations hereunder and the consummation by the Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver the Transaction Documents to which it is a party and this Agreement and all other instruments on behalf of the Investor or its shareholders. This Agreement and the Transaction Documents to which it is a party have been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Original Company and/or the Company (as applicable), will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.

Section 4.02 Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Common Shares of the Company and of protecting its interests in connection with the transactions contemplated hereby. The Investor acknowledges and agrees that its investment in the Company involves a high degree of risk, and that the Investor may lose all or a part of its investment.

Section 4.03 No Legal, Investment or Tax Advice from the Company. The Investor acknowledges that it had the opportunity to review the Transaction Documents and this Agreement and the transactions contemplated by the Transaction Documents with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax, investment or other advice with respect to the Investor’s acquisition of Common Shares hereunder, the transactions contemplated by this Agreement or the laws of any jurisdiction, and the Investor acknowledges that the Investor may lose all or a part of its investment.

Section 4.04 Investment Purpose. The Investor is acquiring the Common Shares and the Promissory Note for its own account, for investment purposes and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act; provided, however, that by making the representations herein, the Investor does not agree, or make any representation or warranty, to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with, or pursuant to, a Registration Statement filed pursuant to this Agreement or an applicable exemption under the Securities Act. The Investor does not presently have any agreement or understanding, directly or indirectly, with any Person to sell or distribute any of the Shares. The Investor acknowledges that it will be disclosed as an “underwriter” and a “selling stockholder” in each Registration Statement and in any prospectus contained therein to the extent required by applicable law and to the extent the prospectus is related to the resale of Registrable Securities.

Section 4.05 Accredited Investor. The Investor is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D.

Section 4.06 Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information the Investor deemed material to making an informed investment decision. The Investor and its advisors (and its counsel), if any, have been afforded the opportunity to ask questions of the Company and its management and have received answers to such questions. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors (and its counsel), if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor acknowledges and agrees that the Company has not made to the Investor, and the Investor acknowledges and agrees it has not relied upon, any representations and warranties of the Company, its employees or any third party other than the representations and warranties of the Company contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to the transactions contemplated hereby.

Section 4.07 Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “Affiliate” of the Company (as that term is defined in Rule 405 promulgated under the Securities Act).

Section 4.08 General Solicitation. Neither the Investor, nor any of its affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Common Shares by the Investor.

Article V. Representations and Warranties of the Company

Except as set forth in the SEC Documents or the Business Combination Agreement, the Company represents and warrants to the Investor that, as of the date hereof, each Advance Notice Date and each Advance Date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as written as of such certain date), provided that,

(i)

in respect of the representations and warranties to be given to the Investor on the date hereof and each Advance Notice Date and each Advance Date in the period prior to closing of the Pre-Closing Demerger, shall be given by the Original Company (and not the Company) and all references to “Company” in this Article IV should read as the “Original Company”;

(ii)

in respect of the representations and warranties to be given on each Advance Notice Date and each Advance Date on or after closing of the Pre-Closing Demerger, (and on the basis the Original Company will have ceased to be part of the Rezolve Group upon closing of the Pre-Closing Demerger), references to the Company refer to the Company and its subsidiaries after completion of the Pre-Closing Demerger save to the extent that any of the representations and warranties refer back to the position as at the date hereof or before completion of the Pre-Closing Demerger in which case they shall refer to the Original Company and the group companies at that time consisting of the Original Company and its subsidiaries.

Section 5.02 Organization and Qualification. Each of the Company and its Subsidiaries is an entity duly organized and validly existing under the laws of their respective jurisdiction of organization, and has the requisite power and authority to own its properties and to carry on its business as now being conducted. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.

Section 5.03 Authorization, Enforcement, Compliance with Other Instruments. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to issue the Shares in accordance with the terms hereof and thereof. The execution and delivery by the Company of this Agreement and the other Transaction Documents, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares) have been or (with respect to consummation) will be duly authorized by the Company’s board of directors and no further consent or authorization will be required by the Company, its board of directors or its shareholders. This Agreement and the other Transaction Documents to which the Company is a party have been (or, when executed and delivered, will be) duly executed and delivered by the Company and, assuming the execution and delivery thereof and acceptance by the Investor, constitute (or, when duly executed and delivered, will be) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement, the Intercreditor Agreement, the Registration Rights Agreement, the Global Guaranty Agreement, any Promissory Note issued by the Company hereunder, and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.

Section 5.04 Authorization of the Shares. The Shares to be issued under this Agreement have been, or with respect to Shares to be purchased by the Investor pursuant to an Advance Notice, will be, when issued and delivered pursuant to the terms approved by the board of directors of the Company or a duly authorized committee thereof, or a duly authorized executive committee, against payment therefor as provided herein, duly and validly authorized and issued and fully paid and nonassessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, including any statutory or contractual preemptive rights, resale rights, rights of first refusal or other similar rights, and will be registered pursuant to Section 12 of the Exchange Act. The Shares, when issued, will conform to the description thereof set forth in or incorporated into the Prospectus. As of the date of the Pre-Paid Advance Closing, and at all times thereafter, the Company shall have reserved from its duly authorized capital stock not less than the number of Common Shares issuable upon conversion of the Promissory Note (assuming for purposes hereof that (x) such Promissory Note is convertible at a Conversion Price (as defined in the Promissory Note) equal to the Floor Price as of the date of determination, and (y) any such conversion shall not take into account any limitations on the conversion of the Promissory Note set forth therein).

Section 5.05 No Conflict. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Common Shares) will not (i) result in a violation of the articles of incorporation or other organizational documents of the Company or its Subsidiaries (with respect to consummation, as the same may be amended prior to the date on which any of the transactions contemplated hereby are consummated), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or its Subsidiaries or by which any property or asset of the Company or its Subsidiaries is bound or affected except, in the case of clause (ii) or (iii) above, to the extent that such violations would not reasonably be expected to have a Material Adverse Effect.

Section 5.06 The Company understands and acknowledges that the number of Common Shares issuable upon conversion of the Promissory Note will increase in certain circumstances. The Company further acknowledges its obligation to issue the Common Shares upon conversion of the Promissory Note in accordance with the terms thereof or upon delivery of an Advance Notice (including upon receipt of an Investor Notice) is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

Section 5.07 SEC Documents; Financial Statements. The Company has timely filed (giving effect to permissible extensions in accordance with Rule 12b-25 under the Exchange Act) all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act for the two years preceding the date of such representation (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within two years preceding the date of such representation or amended or filed after the date of such representation, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, and all registration statements filed by the Company under the Securities Act (including any Registration Statements filed hereunder), being hereinafter referred to as the “SEC Documents”). The Company has delivered or made available to the Investor through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates (or, with respect to any filing that has been amended or superseded, the date of such amendment or superseding filing), the SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 5.08 Financial Statements. The consolidated financial statements of the Company included or incorporated by reference in the SEC Documents, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company for the periods specified and have been prepared in compliance with the requirements of the Securities Act and Exchange Act and in conformity with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis (except for (i) such adjustments to accounting standards and practices as are noted therein, (ii) in the case of unaudited interim financial statements, to the extent such financial statements may not include footnotes required by GAAP or may be condensed or summary statements and (iii) such adjustments which are not material, either individually or in the aggregate) during the periods involved; the other financial and statistical data with respect to the Company and the Subsidiaries contained or incorporated by reference in the SEC Documents are accurately and fairly presented and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the SEC Documents that are not included or incorporated by reference as required; the Company and the Subsidiaries will not have from Listing any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the SEC Documents (excluding the exhibits thereto) as at the date to which such SEC Documents are made up; and all disclosures contained or incorporated by reference in the SEC Documents regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. It is acknowledged that the Company is not listed as at the date of this Agreement.

Section 5.09 Registration Statement and Prospectus. Each Registration Statement and the offer and sale of Shares as contemplated hereby, if and when filed, meet the requirements of Rule 415 under the Securities Act and comply in all material respects with said Rule. Any statutes, regulations, contracts or other documents that are required to be described in a Registration Statement or a Prospectus, or to be filed as exhibits to a Registration Statement have been so described or filed. Copies of each Registration Statement, any Prospectus, and any such amendments or supplements thereto and all documents incorporated by reference therein that were filed with the Commission on or prior to the date of this Agreement have been delivered, or are publicly available through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”), to the Investor and its counsel. The Company has not distributed and, prior to the later to occur of each Advance Date and completion of the distribution of the Shares, will not distribute any offering material in connection with the offering or sale of the Shares other than a Registration Statement and the Prospectus. to which the Investor has consented.

Section 5.10 No Misstatement or Omission. Each Registration Statement, when it became or becomes effective, and any Prospectus, on the date of such Prospectus or amendment or supplement, conformed and will conform in all material respects with the requirements of the Securities Act. At each Advance Date, the Registration Statement, and the Prospectus, as of such date, will conform in all material respects with the requirements of the Securities Act. Each Registration Statement, when it became or becomes effective, did not, and will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each Prospectus did not, or will not, include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The documents incorporated by reference in a Prospectus or any Prospectus Supplement did not, and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact required to be stated in such document or necessary to make the statements in such document, in light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, information furnished to the Company by the Investor specifically for use in the preparation thereof.

Section 5.11 Conformity with Securities Act and Exchange Act. Each Registration Statement, each Prospectus, or any amendment or supplement thereto, and the documents incorporated by reference in each Registration Statement, Prospectus or any amendment or supplement thereto, when such documents were or are filed with the SEC under the Securities Act or the Exchange Act or became or become effective under the Securities Act, as the case may be, conformed or will conform in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable.

Section 5.12 Equity Capitalization. The issued capital shares of the Original Company as of the date hereof consist of (i) 991,285,224 Ordinary Shares of a par value of £0.0001 each and (ii) 28,039,517 Series A Shares of a par value of £0.0001 each and 14,427,185 Deferred Shares of £0.0001 each. There are no securities or instruments issued by or to which the Original Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares. Upon the closing of the Business Combination, the Ordinary Shares (the number and nominal value of which will be as adjusted as a consequence of the Pre-closing Reorganization) will be registered pursuant to Section 12(b) of the Exchange Act and will be listed on a Principal Market (“Listing”). The Original Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act or delisting the Ordinary Shares from the Principal Market, nor has the Company received any notification that the Commission or the Principal Market is contemplating terminating such registration or listing. To the Original Company’s knowledge, it will be in compliance with all applicable listing requirements of the Principal Market upon the closing of the Business Combination.

Section 5.13 Existing Securities; Obligations. Except as disclosed in the SEC Documents: (A) none of the Company’s or any Subsidiary’s shares, interests or capital stock is subject to preemptive rights or any other similar rights or liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except pursuant to this Agreement); (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti -dilution or similar provisions that will be triggered by the issuance of the Shares; and (F) neither the Company nor any Subsidiary has entered into any Variable Rate Transaction.

Section 5.14 Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights, if any, necessary to conduct their respective businesses as now conducted, except as would not cause a Material Adverse Effect. The Company and its Subsidiaries have not received written notice of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, or trade secrets, except as would not cause a Material Adverse Effect. To the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and, except as would not cause a Material Adverse Effect, the Company is not aware of any facts or circumstances which might give rise to any of the foregoing.

Section 5.15 Employee Relations. Neither the Company nor any of its Subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened, in each case which is reasonably likely to cause a Material Adverse Effect.

Section 5.16 Environmental Laws. The Company and its Subsidiaries (i) have not received written notice alleging any failure to comply in all material respects with all Environmental Laws (as defined below), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received written notice alleging any failure to comply with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all applicable federal, state and local laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

Section 5.17 Title. Except as would not cause a Material Adverse Effect, the Company (or its Subsidiaries) has indefeasible fee simple or leasehold title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company and other than for the debentures in favor of Apeiron Investment Group Ltd dated respectively 16 December 2021 and 21 November 2022 and the debenture in favor of GLAS Trust Corporation Limited (as security agent) dated 23 May 2023. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

Section 5.18 Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. The Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 5.19 Regulatory Permits. Except as would not cause a Material Adverse Effect, the Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to own their respective businesses, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permits.

Section 5.20 Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and management is not aware of any material weaknesses that are not disclosed in the SEC Documents as and when required.

Section 5.21 Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Shares or any of the Company’s Subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 5.22 Subsidiaries. As of the date hereof, the Company has no direct or indirect subsidiaries, except as disclosed in the SEC Documents.

Section 5.23 Tax Status. Each of the Company and its Subsidiaries (i) has timely made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has timely paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. The Company has not received written notification of any unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim where failure to pay would cause a Material Adverse Effect.

Section 5.24 Certain Transactions. Except as not required to be disclosed pursuant to Applicable Laws, none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from or the issue of shares to any officer or director, or to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

Section 5.25 Rights of First Refusal. The Company is not obligated to offer the Common Shares offered hereunder on a right of first refusal basis to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 5.26 Dilution. The Company is aware and acknowledges that issuance of Common Shares hereunder could cause dilution to existing shareholders and could significantly increase the outstanding number of Common Shares.

Section 5.27 Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder or the Promissory Note. The Company is aware and acknowledges that it shall not be able to request Advances under this Agreement if the Registration Statement is not effective or if any issuances of Common Shares pursuant to any Advances would violate any rules of the Principal Market. The Company acknowledged and agrees that it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement.

Section 5.28 Finder’s Fees. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated.

Section 5.29 Relationship of the Parties. Neither the Company, nor any of its subsidiaries, affiliates, nor any person acting on its or their behalf is a client or customer of the Investor or any of its affiliates and neither the Investor nor any of its affiliates has provided, or will provide, any services to the Company or any of its affiliates, its subsidiaries, or any person acting on its or their behalf. The Investor’s relationship to Company is solely as investor as provided for in the Transaction Documents.

Section 5.30 Operations. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with the Applicable Law and neither the Company nor the Subsidiaries, nor any director, officer, or employee of the Company or any Subsidiary nor, to the Company’s knowledge, any agent, affiliate or other person acting on behalf of the Company or any Subsidiary has, not complied with Applicable Law; and no action, suit or proceeding by or before any governmental authority involving the Company or any of its Subsidiaries with respect to Applicable Laws is pending or, to the knowledge of the Company, threatened.

Section 5.31 Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement or a Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Section 5.32 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with Applicable Laws; the Company has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that any director, officer, or employee of the Company or any Subsidiary nor, to the Company’s knowledge, any agent, affiliate or other person acting on behalf of the Company or any Subsidiary has, which amount to non-compliance with Applicable Laws, in each case that would have a Material Adverse Effect.

Section 5.33 Sanctions Matters. Neither the Company nor any of its Subsidiaries or, to the knowledge of the Company, any director, officer or controlled affiliate of the Company or any director or officer of any Subsidiary, is a Person that is, or is owned or controlled by a Person that is (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Asset Control (“OFAC”), the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authorities, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the Crimea region, the Donetsk People’s Republic and Luhansk People’s Republic in Ukraine, Cuba, Iran, North Korea, Russia, Sudan and Syria (the “Sanctioned Countries”) (but other than China). Neither the Company nor any of its Subsidiaries will, directly or indirectly, use the proceeds from the sale of Advance Shares or the Pre-Paid Advance, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person

(a) for the purpose of funding or facilitating any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country, to the extent of the sanctions program applicable to such country, or (b) in any other manner that will result in a violation of Sanctions or Applicable Laws by any Person (including any Person participating in the transactions contemplated by this Agreement, whether as underwriter, advisor, investor or otherwise). For the past five years, neither the Company nor any of its Subsidiaries has engaged in, and is now not engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or was a Sanctioned Country, to the extent of the sanctions program applicable to such country. Neither the Company nor any of its Subsidiaries nor any director, officer or controlled affiliate of the Company or any of its Subsidiaries, has ever had funds blocked by a United States bank or financial institution, temporarily or otherwise, as a result of OFAC concerns.

Article VI. Representations and Warranties of Armada

Except as set forth in the Armada SEC Reports, Armada represents and warrants to the Investor that:

Section 6.01 As of the date hereof, Armada is duly formed, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

Section 6.02 This Agreement has been duly authorized, executed and delivered by Armada and is enforceable against Armada in accordance with its terms, except as may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and principles of equity, whether considered at law or equity.

Section 6.03 All reports (the “Armada SEC Reports”) required to be filed by Armada with the SEC complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and none of Armada SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the staff of the Division of Corporation Finance of the SEC with respect to any of the Armada SEC Reports.

Section 6.04 Armada has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which the Investor could become liable. Armada is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Shares sold to the Investor hereunder.

Article VII. Indemnification

The Investor and the Company represent to the other the following with respect to itself:

Section 7.01 Indemnification by the Company. In consideration of the Investor’s execution and delivery of this Agreement and acquiring the Shares hereunder and as an inducement to Armada to execute and deliver this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless (i) Armada and its sponsor, Armada Sponsor, LLC, and each of their respective officers, directors, managers, members, partners, employees and agents (the “Armada Indemnitees”) and (ii) the Investor and its investment manager, Yorkville Advisors Global, LP, and each of their respective officers, directors, managers, members, partners, employees and agents (including, without limitation, with respect to the Investor and its investment manager, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Investor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable and documented expenses in connection therewith (irrespective of whether any such Armada Indemnitee or Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred respectively by the Armada Indemnitees or the Investor Indemnitees or any of them to the extent arising out of or as a result of, (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of Armada or the Investor specifically for inclusion therein; (b) any material misrepresentation or breach of any material representation or material warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (c) any material breach of any material covenant, material agreement or material obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby. To the extent that the foregoing undertaking by the Company may be unenforceable under Applicable Law, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Law.

Section 7.02 Indemnification by the Investor. In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) and each person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will only be liable for written information relating to the Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; or (c) any breach of any covenant, agreement or obligation of the Investor contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor. To the extent that the foregoing undertaking by the Investor may be unenforceable under Applicable Laws, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under Applicable Laws.

Section 7.03 Notice of Claim. Promptly after receipt by an Investor Indemnitee, Armada Indemnitee, or Company Indemnitee of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee, Armada Indemnitee, or Company Indemnitee, as applicable, shall, if a claim for an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article VII, deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article VII except to the extent the indemnifying party is prejudiced by such failure. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually reasonably satisfactory to the indemnifying party and the Investor Indemnitee, Armada Indemnitee, or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee, Armada Indemnitee, or Company Indemnitee shall have the right to retain its own counsel with the actual and reasonable third party fees and expenses of not more than one counsel for such Investor Indemnitee, Armada Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee, Armada Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee, Armada Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee, Armada Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee, Armada Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee, Armada Indemnitee or Company Indemnitee reasonably apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee, Armada Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee, Armada Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee, Armada Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The indemnification required by this Article VII shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received and payment therefor is due.

Section 7.04 Remedies. The remedies provided for in this Article VI are not exclusive and shall not limit any right or remedy which may be available to any indemnified person at law or equity. The obligations of the parties to indemnify or make contribution under this Article VII shall survive expiration or termination of this Agreement.

Section 7.05 Limitation of liability. Notwithstanding the foregoing, no party shall be entitled to recover from the other party for punitive, indirect, incidental or consequential damages.

Article VIII.

Covenants

The Company covenants with the Investor, and the Investor covenants with the Company, as follows, which covenants of one party are for the benefit of the other party, during the Commitment Period:

Section 8.01 Registration Statement.

(a)

Filing of a Registration Statement. The Company shall prepare and file with the SEC a Registration Statement, or multiple Registration Statements for the resale by the Investor of the Registrable Securities, subject to closing of the Business Combination and pursuant to and in accordance with the Registration Rights Agreement; provided, however, for the avoidance of doubt, the Company shall not have the ability to request any Advances until the effectiveness of a Registration Statement.

(b)

Maintaining a Registration Statement. The Company shall maintain the effectiveness of any Registration Statement that has been declared effective at all times during the Commitment Period, provided, however, that if the Company has received notification pursuant to Section 3.04 that the Investor has completed resales pursuant to the Registration Statement for the full Commitment Amount, then the Company shall be under no further obligation to maintain the effectiveness of the Registration Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such Registration Statement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading; provided however, that the Company will not be liable in any such case to the extent that any loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein. During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Common Shares shall cease to be authorized for listing on the Principal Market, (iii) the Common Shares cease to be registered under Section 12(b) or Section 12(g) of the Exchange Act or (iv) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

Section 8.02 Suspension of Registration Statement.

(a)

Establishment of a Black Out Period. During the Commitment Period, the Company from time to time may suspend the use of the Registration Statement by written notice to the Investor in the event that the Company determines in its sole discretion in good faith that such suspension is necessary to (A) delay the disclosure of material nonpublic information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (B) amend or supplement the Registration Statement or Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a “Black Out Period”).

(b)

No Sales by Investor During the Black Out Period. During such Black Out Period, the Investor agrees not to sell any Common Shares of the Company pursuant to such Registration Statement, but may sell shares pursuant to an exemption from registration, if available, subject to the Investor’s compliance with Applicable Laws.

(c)

Limitations on the Black Out Period. The Company shall not impose any Black Out Period that is longer than 15 days or in a manner that is more restrictive (including, without limitation, as to duration) than the comparable restrictions that the Company may impose on transfers of the Company’s equity securities by its directors and senior executive officers. In addition, the Company shall not deliver any Advance Notice during any Black Out Period. If the public announcement of such material, nonpublic information is made during a Black Out Period, the Black Out Period shall terminate immediately after such announcement, and the Company shall immediately notify the Investor of the termination of the Black Out Period.

Section 8.03 Listing of Common Shares. As of each Advance Date, the Shares to be sold by the Company from time to time hereunder will have been registered under Section 12(b) of the Exchange Act and approved for listing on the Principal Market, subject to official notice of issuance.

Section 8.04 Opinion of Counsel. Prior to the date of the delivery by the Company of the first Advance Notice and the Pre-Paid Advance, the Investor shall have received an opinion letter from counsel to the Company in form and substance reasonably satisfactory to the Investor.

Section 8.05 Exchange Act Registration. The Company will file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act and will not take any action or file any document (whether or not permitted by Exchange Act or the rules thereunder) to terminate or suspend its reporting and filing obligations under the Exchange Act.

Section 8.06 Transfer Agent Instructions. For any time while there is a Registration Statement in effect for this transaction, the Company shall (if required by the transfer agent for the Common Shares) cause legal counsel for the Company to deliver to the transfer agent for the Common Shares (with a copy to the Investor) instructions to issue Common Shares to the Investor free of restrictive legends upon each Advance if the delivery of such instructions are consistent with Applicable Law.

Section 8.07 Corporate Existence. The Company will use commercially reasonable efforts to preserve and continue the corporate existence of the Company during the Commitment Period.

Section 8.08 Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will promptly notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events in respect of a Registration Statement or related Prospectus (in each of which cases the information provided to Investor will be kept strictly confidential): (i) except for requests made in connection with SEC investigations disclosed in the SEC Documents, receipt of any request for additional information by the SEC or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement or any request for amendments or supplements to the Registration Statement or related Prospectus; (ii) the issuance by the SEC or any other Federal governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Common Shares for sale in any jurisdiction or the initiation or written threat of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect and that requires (A) the making of any changes in the Registration Statement, related Prospectus or documents so that, (x) in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (y) in the case of the related Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (B) amending the

Registration Statement or supplement a related Prospectus to comply with the Securities Act or any other law (and the Company will promptly make available to the Investor any such supplement or amendment to the related Prospectus); (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required under Applicable Law; (vi) the Common Shares shall cease to be authorized for listing on the Principal Market; or (vii) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act. The Company shall not deliver to the Investor any Advance Notice, and the Company shall not sell any Shares pursuant to any pending Advance Notice (other than as required pursuant to Section 2.02(d)), during the continuation of any of the foregoing events (each of the events described in the immediately preceding clauses (i) through (vii), inclusive, a “Material Outside Event”).

Section 8.09 Consolidation. If an Advance Notice has been delivered to the Investor, then the Company shall not effect any consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity before the transaction contemplated in such Advance Notice has been closed in accordance with Section 2.02 hereof, and all Shares in connection with such Advance have been received by the Investor.

Section 8.10 Issuance of the Company’s Common Shares. The issuance and sale of the Common Shares hereunder shall be made in accordance with the provisions and requirements of Section 4(a)(2) of the Securities Act and any applicable state securities law.

Section 8.11 Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors (but not, for the avoidance doubt, the fees and disbursements of Investor’s counsel, accountants and other advisors), (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of any prospectus and any amendments or supplements thereto reasonably requested by the Investor, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market, or (vii) filing fees of the SEC and the Principal Market. In addition, the Company will promptly reimburse Armada for its expenses incident to the performance of Armada’s obligations hereunder, including, but not limited to, the preparation and filing of the Current Report on Form 8-K contemplated by Section 7.12 hereunder, up to an aggregate amount of $15,000.

Section 8.12 Public Disclosures. Armada shall publicly disclose this Agreement on a Form 8-K (dual filed on Form 425) to be filed with the SEC. Armada shall provide the Investor and its legal counsel a reasonable opportunity to comment on a draft of the proposed public disclosure prior to filing it with the SEC and shall give due consideration to all such comments. From and after such filing with the SEC, the Company shall have publicly disclosed all material, nonpublic information delivered to the Investor (or the Investor’s representatives or agents) by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, agents or representatives (if any) in connection with the transactions contemplated by the Transaction Documents. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Investor with any material, non-public information regarding the Company or any of its Subsidiaries without the express prior written consent of the Investor (which may be granted or withheld in the Investor’s sole discretion); it being understood that the mere notification of Investor required pursuant to Section 8.08(iv) hereof shall not in and of itself be deemed to be material non-public information. Notwithstanding anything contained in this Agreement to the contrary, the Company expressly agrees that it shall publicly disclose in the F-4 any information communicated to the Investor by or, to the knowledge of the Company, on behalf of the Company in connection with the transactions contemplated herein, which, following the date hereof would, if not so disclosed, constitute material, non-public information regarding the Company or its Subsidiaries. The Company understands and confirms that the Investor will rely on the foregoing representations in effecting resales of Shares.

Section 8.13 Advance Notice Limitation. The Company shall not deliver an Advance Notice if a shareholder meeting or corporate action date, or the record date for any shareholder meeting or any corporate action, would fall during the period beginning two Trading Days prior to the date of delivery of such Advance Notice and ending two Trading Days following the Closing of such Advance.

Section 8.14 Use of Proceeds. The proceeds from the funding of the Pre-Paid Advance or the sale of the Shares by the Company to Investor shall be used by the Company in the manner as will be set forth in the Prospectus included in any Registration Statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to this Agreement. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein (including any proceeds from the funding of the Pre-Paid Advance) to repay any advances or loans to any executives, directors, or employees of the Company or any Subsidiary or to make any payments in respect of any related party obligations, including without limitation any payables or notes payable to related parties of the Company or any Subsidiary whether or not such amounts are described on the balance sheets of the Company in any SEC Documents and any Subsidiary or described in any “Related Party Transactions” section of any SEC Documents.

Section 8.15 Compliance with Laws. The Company shall comply in all material respects with all Applicable Laws.

Section 8.16 Market Activities. Neither the Company, nor any Subsidiary, nor any of their respective officers, directors or controlling persons will, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute or result, in the stabilization or manipulation of the price of any security of the Company to facilitate specifically and primarily the sale or resale of Common Shares or (ii) sell, bid for, or purchase Common Shares in violation of Regulation M, or pay anyone any compensation for soliciting purchases of the Shares.

Section 8.17 Trading Information. Upon the Company’s request, the Investor agrees to provide the Company with trading reports setting forth the number and average sales prices of shares of Common Stock sold by the Investor during the prior trading week.

Section 8.18 Selling Restrictions. (i) The Investor covenants that from and after the date hereof through and including the Trading Day next following the expiration or termination of this Agreement as provided in Section 11.01 (the “Restricted Period”), none of the Investor any of its officers, or any entity managed or controlled by the Investor (collectively, the “Restricted Persons” and each of the foregoing is referred to herein as a “Restricted Person”) shall, directly or indirectly, engage in any “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Shares, either for its own principal account or for the principal account of any other Restricted Person nor shall any Restricted Person during the Restricted Period engage in or enter into directly or indirectly or procure any arrangement, agreement or contract including any derivative, option, swap, futures or other arrangement, agreement or contract involving or related to or calculated by reference to the Common Shares or their prices. The Investor further agrees that during any Pricing Period, no Restricted Persons shall sell or agree to sell (directly or indirectly) a number of Common Shares that would exceed the number of Advance Shares set forth in the corresponding Advance Notice.

Section 8.19 Assignment. Neither this Agreement nor any rights or obligations of the parties hereto may be assigned to any other Person.

Section 8.20 Variable Rate Transaction; Related Party Payments. From the date hereof until the date upon which the Promissory Note to be issued hereunder has been repaid in full, the Company shall not (A) repay any loans to any executives or employees of the Company or any of its Subsidiaries or to make any payments in respect of any related party debt, and (B) effect or enter into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or any security which entitles the holder to acquire Common Shares (or a combination of units thereof) involving a Variable Rate Transaction, other than involving a Variable Rate Transaction with (i) the Investor or (ii) with other investors (which may include Apeiron) who are entering into such agreements simultaneously with the execution of this Agreement (or immediately before), on materially the same terms or otherwise on equivalent terms (but, in no event, with superior terms) as set out in the Promissory Note, up to an aggregate sum of $2,877,318.75 before the Original Issue Discount. The Investor shall be entitled to seek injunctive relief against the Company and its Subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages, without the necessity of showing economic loss and without any bond or other security being required.

Article IX.

Non Exclusive Agreement

Notwithstanding anything contained herein, this Agreement and the rights awarded to the Investor hereunder are non-exclusive, and the Company may, at any time throughout the term of this Agreement and thereafter, issue and allot, or undertake to issue and allot, any shares and/or securities and/or convertible notes, bonds, debentures, options to acquire shares or other securities and/or other facilities which may be converted into or replaced by Common Shares or other securities of the Company, and to extend, renew and/or recycle any bonds and/or debentures, and/or grant any rights with respect to its existing and/or future share capital.

Article X.

Choice of Law/Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court of the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this Agreement.

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN, THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

Article XI. Termination

Section 11.01 Termination.

(a)

Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 36-month anniversary of the Effective Date, provided that if the Promissory Note is then outstanding, such termination shall be delayed until such date that the Promissory Note that was outstanding has been repaid (save for the issue and purchase of Common Shares pursuant to an Advance Notice issued on or prior to such date) or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for Common Shares equal to the Commitment Amount.

(b)

The Company may terminate this Agreement effective upon five Trading Days’ prior written notice to the Investor; provided that (i) there are no outstanding Advance Notices, the Common Shares under which have yet to be issued, (ii) there is not an outstanding Promissory Note, and (iii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

(c)

Nothing in this Section 11.01 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Article VII shall survive termination hereunder.

Article XII. Notices

Other than with respect to Advance Notices, which must be in writing and will be deemed delivered on the day set forth in Section 2.01(b), any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by e-mail if sent on a Trading Day, or, if not sent on a Trading Day, on the immediately following Trading Day; (iii) 5 days after being sent by U.S. certified mail, return receipt requested, (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications (except for Advance Notices which shall be delivered in accordance with Exhibit A hereof) shall be:

If to the Original Company, to:	Rezolve Limited 3rd Floor 80 New Bond Street, Mayfair, London, United Kingdom, W1S 1SB Attention: Dan Wagner DanWagner@rezolve.com

With a copy (which shall not constitute notice or delivery of process) to:	Attention: Robert Fenner Taylor Wessing LLP, 5 New Street Square London EC4A 3TW Telephone: +44 207 300 4986 Email: r.fenner@taylorwessing.com

If to Armada, to:	Armada Acquisition Corp. I 2005 Market Street, Suite 3120 Philadelphia, PA 19103

Attention:
Telephone: Email:

If to the Company, to:	Rezolve AI Limited 3rd Floor 80 New Bond Street, Mayfair, London, United Kingdom, W1S 1SB Attention: Dan Wagner DanWagner@rezolve.com

With a copy (which shall not constitute notice or delivery of process) to:	Attention: Robert Fenner Taylor Wessing LLP, 5 New Street Square London EC4A 3TW Telephone: +44 207 300 4986 Email: r.fenner@taylorwessing.com

If to the Investor(s):	YA II PN, Ltd.
1012 Springfield Avenue
Mountainside, NJ 07092
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 985-8300
Email:mangelo@yorkvilleadvisors.com

With a Copy (which shall not constitute notice or delivery of process) to:	David Fine, Esq. 1012 Springfield Avenue Mountainside, NJ 07092
Telephone: (201) 985-8300
Email: legal@yorkvilleadvisors.com

or at such other address and/or e-mail and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three Business Days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication, (ii) electronically generated by the sender’s email service provider containing the time, date, recipient email address or (iii) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service in accordance with clause (i), (ii) or (iii) above, respectively.

Article XIII. Miscellaneous

Section 13.01 Counterparts. This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), including by e-mail attachment, shall be deemed to have been duly and validly delivered and be valid and effective for all purposes of this Agreement.

Section 13.02 Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their respective affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement contains the entire understanding of the parties with respect to the matters covered herein and, except as specifically set forth herein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the parties to this Agreement.

Section 13.03 Reporting Entity for the Common Shares. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 13.04 Commitment and Structuring Fee. Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, except that the Company has paid YA Global II SPV, LLC, a subsidiary of the Investor, a structuring fee in the amount of $10,000, and, subject to the consummation of the Business Combination, the Company will pay a commitment fee in an amount equal to 1.25 % of the Commitment Amount (the “Commitment Fee”), which the Company shall pay in cash by wire transfer to the Investor on or before the twelve (12) month anniversary of the closing of the Business Combination.

Section 13.05 Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 13.06 Trust Fund Waiver. Notwithstanding anything else in this Agreement, the Investor acknowledges that it has read Armada’s prospectus dated August 12, 2021, and understands that Armada has established a trust account (the “Trust Fund”) for the benefit of Armada’s public shareholders and that Armada may disburse monies from the Trust Fund only (a) to Armada’s public shareholders in the event they elect to redeem some or all of their shares in accordance with Armada’s amended and restated memorandum and articles of association and/or the liquidation of Armada or (b) to Armada after, or concurrently with, the consummation of a business combination. The Investor further acknowledges that, if the transactions contemplated by the Business Combination Agreement, or, upon termination of the Business Combination Agreement, another business combination, are not consummated by the date set forth in an amendment to Armada’s amended and restated memorandum and articles of association for the purpose of extending the date by which Armada must complete a business combination, Armada will be obligated to return to its shareholders the amounts being held in the Trust Fund. Accordingly, the Investor, on behalf of itself and its Affiliates, hereby waives all rights, title, interest or claim of any kind against

Armada to collect from the Trust Fund any monies that may be owed to them by Armada for any reason whatsoever, including but not limited to a breach of this Agreement by Armada or the Company or any negotiations, agreements or understandings with Armada (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever. This paragraph will survive the termination of this Agreement for any reason, but, notwithstanding anything set forth herein, will not limit the rights of Armada or its shareholders at or following the date of the closing of the Business Combination.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

ORIGINAL COMPANY:
REZOLVE LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	CEO

COMPANY:
REZOLVE AI LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	CEO

ARMADA:
ARMADA ACQUISITION CORP. I

By:	/s/ Doug Lurio
Name:	Doug Lurio
Title:	President

YA II PN, LTD.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

	By:	Yorkville Advisors Global II, LLC
	Its:	General Partner

	By:	/s/ Troy Rillo
	Name:	Troy Rillo
	Title:	Partner

EXHIBIT A

ADVANCE NOTICE

REZOLVE AI LIMITED

Dated: ______________	Advance Notice Number: ____

The undersigned, _______________________, hereby certifies, with respect to the sale of Common Shares of REZOLVE AI LIMITED (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to that certain Amended and Restated Standby Equity Purchase Agreement, dated as of      , 2024, (the “Agreement”), as follows (with capitalized terms used herein without definition having the same meanings as given to them in the Agreement):

1. The undersigned is the duly elected ______________ of the Company.

2. There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post-effective amendment to the Registration Statement.

3. The Company has performed in all material respects all covenants and agreements to be performed by the Company contained in this Agreement on or prior to the Advance Notice Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

4. The number of Advance Shares the Company is requesting is _____________________.

5. The Minimum Acceptable Price with respect to this Advance Notice is _________ (if left blank then no Minimum Acceptable Price will be applicable to this Advance).

6. The number of Common Shares of the Company outstanding as of the date hereof is ___________.

The undersigned has executed this Advance Notice as of the date first set forth above.

REZOLVE AI LIMITED

By:

Please deliver this Advance Notice by email to:

Email: trading@yorkvilleadvisors.com

Attention: Trading Department and Compliance Officer

Confirmation Telephone Number: (201) 985-8300

EXHIBIT B

FORM OF SETTLEMENT DOCUMENT

VIA EMAIL

REZOLVE AI LIMITED

Attn:

Email:

Below please find the settlement information with respect to the Advance Notice Date of:

1.	Advance requested in the Advance Notice

2.	Minimum Acceptable Price for this Advance (if any)

3.	Number of Excluded Days (if any)

4.	Adjusted Advance Amount (after taking into account any adjustments pursuant to Section 2.01):

5.	Market Price

6.	Purchase Price (Market Price x 97%) per share

7.	Number of Advance Shares due to Investor

If there were any Excluded Days then add the following (see Section 2.01(d)):

8.	Number of Additional Shares to be issued to Investor

9.	Additional amount to be paid to the Company by the Investor (Additional Shares in number 8 x Minimum Acceptable Price)

10.	Total Amount to be paid to Company (Purchase Price in number 6 + Additional amount in number 9):

11.	Total Shares to be issued to Investor (Shares due to Investor in number 7 + Additional Shares in number 8):

Please issue the number of Advance Shares due to the Investor to the account of the Investor as follows:

INVESTOR’S DTC PARTICIPANT #:

ACCOUNT NAME:

ACCOUNT NUMBER:

ADDRESS:

CITY:

COUNTRY:

CONTACT PERSON:

NUMBER AND/OR EMAIL:

Sincerely,

YA II PN, LTD.

Agreed and approved By REZOLVE AI LIMITED:

Name:
Title:

EXHIBIT C

INVESTOR NOTICE,

CORRESPONDING ADVANCE NOTICE,

AND SETTLEMENT DOCUMENT

YA II PN, LTD.

Dated: ______________	Investor Notice Number: ____

On behalf of YA II PN, LTD. (the “Investor”), the undersigned hereby certifies, with respect to the purchase of Common Shares of Rezolve AI Limited. (the “Company”) issuable in connection with this Investor Notice, delivered pursuant to that certain Amended and Restated Standby Equity Purchase Agreement, dated as of     , 2024, as amended and supplemented from time to time (the “Agreement”), as follows:

1.	Advance requested in the Advance Notice

2.	Purchase Price (equal to the Conversion Price as defined in the Promissory Note)

3.	Number of Shares due to Investor

The aggregate purchase price of the Shares to be paid by Investor pursuant to this Investor Notice and corresponding Advance Notice shall be offset against amounts outstanding under the Pre-Paid Advance evidenced by the Promissory Note dated [___________ ] (first towards accrued and unpaid interest, and then towards outstanding principal) as follows (and this information shall satisfy the obligations of the Investor to deliver a Settlement Document pursuant to the Agreement):

1.	Amount offset against accrued and unpaid Interest	$[____________]

2.	Amount offset against Principal	$[____________]

3.	Total amount of the Promissory Note outstanding following the Advance	$[____________]

Please issue the number of Shares due to the Investor to the account of the Investor as follows:

INVESTOR’S DTC PARTICIPANT #:

ACCOUNT NAME:

ACCOUNT NUMBER:

ADDRESS:

CITY:

The undersigned has executed this Investor Notice as of the date first set forth above.

YA II PN, LTD.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

	By:	Yorkville Advisors Global II, LLC
	Its:	General Partner

By:
Name:

EXHIBIT D

FORM OF REGISTRATION RIGHTS AGREEMENT

EXHIBIT E

FORM OF GLOBAL GUARANTY

EXHIBIT F

FORM OF INTERCREDITOR AGREEMENT

EXHIBIT G

FORM OF PROMISSORY NOTE

ANNEX I TO THE

STANDBY EQUITY PURCHASE AGREEMENT

CONDITIONS PRECEDENT TO THE INVESTOR’S OBLIGATION TO FUND THE PRE-PAID ADVANCE

The obligation of the Investor to advance to the Original Company the Pre-Paid Advance hereunder at the Pre-Advance Closing is subject to the satisfaction, as of the date of the Pre-Advance Closing, of each of the following conditions, provided that these conditions are for the Investor’s sole benefit and may be waived by the Investor at any time in its sole discretion by providing the Original Company with prior written notice thereof:

(a)

The Original Company shall have duly executed and delivered to the Investor each of the Transaction Documents to which it is a party and the Original Company shall have duly executed and delivered to the Investor a Promissory Note with a principal amount corresponding to the amount of the Pre-Paid Advance (before any deductions made thereto).

(b)

The Original Company shall have delivered to the Investor a compliance certificate executed by the chief executive officer of the Original Company certifying that Original Company has complied with all of the conditions precedent to the Pre-Advance Closing set forth herein and which may be relied upon by the Investor as evidence of satisfaction of such conditions without any obligation to independently verify.

(c)	The Investor shall have received an opinion of counsel to the Original Company, dated on or before the Pre-Advance Closing Date, in a form reasonably acceptable to the Investor.

(d)

The Investor shall have received a closing statement in a form to be agreed by the parties, duly executed by an officer of the Original Company, setting forth wire transfer instructions of the Original Company for the payment of the amount of the Pre-Paid Advance, the amount to be paid by the Investor, and any other deductions that may be agreed by the parties.

(e)

The Original Company shall have delivered to the Investor copies of its and each Subsidiaries copies of its charter, as well as any shareholder or operating agreements by or among the shareholders or members of any of the Original Company’s Subsidiaries.

(f)

The Original Company shall have delivered to the Investor a certificate evidencing the incorporation and good standing of the Original Company as of a date within ten (10) days of the Pre-Advance Closing Date.

(g)

The board of directors of the Original Company has approved the transactions contemplated by the Transaction Documents; said approval has not been amended, rescinded or modified and remains in full force and effect as of the date hereof, and a true, correct and complete copy of such resolutions duly adopted by the board of directors of the Original Company shall have been provided to the Investor.

(h)

Each and every representation and warranty of the Original Company shall be true and correct in all material respects (other than representations and warranties qualified by materiality, which shall be true and correct in all respects) as of the date when made and as of the date of the Pre-Advance Closing as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Original Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions set forth in each Transaction Document required to be performed, satisfied or complied with by the Original Company at or prior to the Pre-Advance Closing date.

(i)	The Original Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the grant of the Promissory Notes.

(j)

No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(k)

As of the Pre-Advance Closing Date, no event or series of events shall have occurred that has resulted in or would reasonably be expected to result in a Material Adverse Effect., or an Event of Default.

(l)

No material breach of this Agreement or any Transaction Document shall have occurred (with the passage of time or the giving of notice, or both, would constitute a material breach of this Agreement or any Transaction Document).

(m)

The Original Company and its Subsidiaries shall have delivered to the Investor such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as the Investor or its counsel may reasonably request.

(n)

Those certain unsecured convertible loans, dated as of June 30, 2023, by and between the Original Company and Igoy Lychagov, as amended, shall (i) no longer be in default, (ii) have been amended to reflect the cure of such default, the evidence of which has been provided to the Investor prior to the Pre-Advance Closing Date, for which the Investor has affirmatively confirmed its approval to the Original Company (e-mail shall be sufficient).

(o)

The Intercreditor Agreement shall have been duly executed and delivered to the Investor, pursuant to which, among other things, the Investor shall share recoveries enforced under the debentures referenced therein.

(p)

The Original Company shall have delivered to the Investor evidence of additional debt instruments providing the Original Company with net proceeds which amount, in the aggregate, to a minimum of USD $2 million, exclusive of the amount to be provided pursuant to this Agreement. Such evidence shall be acceptable solely at the discretion of the Investor.

(q)	The Original Company shall have delivered to the Investor an executed copy of the security interest perfecting the Secured Debenture.

ANNEX II TO THE

STANDBY EQUITY PURCHASE AGREEMENT

CONDITIONS PRECEDENT TO THE RIGHT OF THE COMPANY TO DELIVER AN ADVANCE NOTICE

The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance are subject to the satisfaction or waiver, on each Advance Notice Date (a “Condition Satisfaction Date”), of each of the following conditions:

(s)

Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects as of the Advance Notice Date, except to the extend such representations and warranties are as of another date, such representations and warranties shall be true and correct as of such other date.

(t)

Registration of the Common Shares with the SEC. There is an effective Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the Common Shares issuable pursuant to such Advance Notice. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required under the Exchange Act and applicable SEC regulations during the twelve-month period immediately preceding the applicable Condition Satisfaction Date.

(u)

Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of all the Common Shares issuable pursuant to such Advance Notice, or shall have the availability of exemptions therefrom. The sale and issuance of such Common Shares shall be legally permitted by all applicable laws and regulations to which the Company is subject.

(v)

Board. The board of directors of the Company has approved the transactions contemplated by the Transaction Documents; said approval has not been amended, rescinded or modified and remains in full force and effect as of the date hereof, and a true, correct and complete copy of such resolutions duly adopted by the board of directors of the Company shall have been provided to the Investor.

(w)	No Material Outside Event. No Material Outside Event shall have occurred and be continuing.

(x)

Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior the applicable Condition Satisfaction Date.

(y)

No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly, materially and adversely affects any of the transactions contemplated by this Agreement.

(z)

No Suspension of Trading in or Delisting of Common Shares. The Common Shares are quoted for trading on the Principal Market and all of the Shares issuable pursuant to such Advance Notice will be listed or quoted for trading on the Principal Market. The issuance of Common Shares with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market. The Company shall not have received any written notice that is then still pending threatening the continued quotation of the Common Shares on the Principal Market.

(aa)	Authorized. There shall be a sufficient authority to allot the number of unissued and otherwise unreserved Common Shares for the issuance of all of the Shares issuable pursuant to such Advance Notice.

(bb)	Executed Advance Notice. The representations contained in the applicable Advance Notice shall be true and correct in all material respects as of the applicable Condition Satisfaction Date.

(cc)

Consecutive Advance Notices. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances, and at least five Trading Days has elapsed since the Closing of the prior Advance (unless such period is shortened with the agreement of the parties).